Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces the Passing Away of Board Member

Macau, Thursday, May 15, 2025 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”) is deeply saddened to announce the passing away of Mr. John William Crawford, J.P.

Mr. Crawford served as an independent non-executive director of the Company since January 2017 and was the chairman of the Company’s audit and risk committee and a member of the Company’s compensation committee and nominating and corporate governance committee. The Company is greatly indebted to Mr. Crawford for his invaluable contribution to the Company during his tenure and expresses its deepest condolences to Mr. Crawford’s family.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Grand Dragon Casino, a casino located in Taipa, Macau and Mocha Clubs (www.mochaclubs.com), the largest non-casino based operator of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司